FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This Report on Form 6-K is being filed for purposes of providing stockholders with certain tax disclosures pertaining to Diana Shipping Inc.’s (the “Company”), previously announced dividend on its common stock in the amount of $0.15 per share, which will be paid in shares of the Company’s common stock or, upon the election of common stockholders, in cash. The number of shares issued as a result of the dividend will be calculated based upon the closing price of the Company’s common stock on the New York Stock Exchange on June 13, 2023. Cash will be paid in lieu of fractional shares so that stockholders receive a whole number of shares of common stock.

Certain U.S. Federal Income Tax Considerations

The following summary describes certain U.S. federal income tax consequences relating to the dividend payment to be paid in shares of the Company’s common stock, or upon the election of the stockholder, in cash (the “Distribution”), to the stockholders that are U.S. Holders (as defined below).

This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, administrative pronouncements and judicial decisions, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. There is no guarantee that the Internal Revenue Service (“IRS”) will agree with the description of the tax consequences of the Distribution contained herein and participation in the Distribution may result in a different tax result than what is stated in the Distribution herein.

This summary addresses only shares that are held as capital assets within the meaning of Section 1221 of the Code and does not address all of the tax consequences that may be relevant to stockholders in light of their particular circumstances or to certain types of stockholders subject to special treatment under the Code, including, without limitation, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, tax‑exempt organizations, retirement plans, stockholders that are, or hold shares through, partnerships or other entities or arrangements treated as pass‑through entities for U.S. federal income tax purposes, U.S. persons whose functional currency is not the U.S. dollar, dealers in securities or foreign currency, traders that mark‑to‑market their securities, certain former citizens and long‑term residents of the United States, persons subject to an alternative minimum tax, stockholders holding shares as “qualified small business stock” within the meaning of Section 1202 of the Code, stockholders subject to the “base erosion and anti-avoidance” tax, stockholders required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement” and stockholders holding shares that are part of a straddle, hedging, constructive sale or conversion transaction. In addition, except as otherwise specifically noted, this discussion applies only to U.S. Holders (as defined below).  This summary also does not address the U.S. federal non-income, state, local or non-U.S. tax consequences of the distribution of stock or cash.

For purposes of this discussion, a “U.S. Holder” means any stockholder that for U.S. federal income tax purposes is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or of any state of the United States or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax purposes regardless of its source; or

•
a trust (a) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all of its substantial decisions or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (or any entity or arrangement treated as such for U.S. federal income tax purposes) holds shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding eligible shares should consult their tax advisors.

STOCKHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE DISTRIBUTION.

U.S. Federal Income Tax Treatment of the Distribution

Although certain distributions by a corporation of its own stock may be tax-free in certain circumstances, a distribution of stock will be treated as a taxable distribution if any stockholders have the election to accept the distribution in shares or in cash pursuant to Code Section 305. U.S. Holders electing to receive the distribution in shares will generally be subject to U.S. federal income tax (as discussed below) on the value of the received shares at the time of the distribution in the same manner as U.S. Holders electing to receive the distribution in cash.

Subject to the discussion of passive foreign investment companies below, the Distribution will generally constitute a dividend to a U.S. Holder, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the Company’s earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because the Company is not a U.S. corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends-received deduction with respect to any distributions they receive from the Company.

Dividends paid to a U.S. Holder which is an individual, trust, or estate, referred to herein as a “U.S. Non-Corporate Holder,” will generally be treated as “qualified dividend income” that is taxable to Holders at preferential U.S. federal income tax rates, provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the NYSE on which the common stock is listed); (2) the Company is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which the Company does not believe it is, has been or will be); (3) the U.S. Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Non-Corporate Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on shares of our common stock will be eligible for these preferential rates in the hands of a U.S. Non-Corporate Holder. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Non-Corporate Holder. Special rules may apply to any “extraordinary dividend,” generally, a dividend paid by us in an amount which is equal to or in excess of ten percent of a U.S. Holder’s adjusted tax basis, or fair market value in certain circumstances, in a share of our common stock. If we pay an “extraordinary dividend” on shares of our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Basis, Holding Period and Sale, Exchange or other Disposition of Common Stock

U.S. Holders electing to receive the Distribution in shares will generally have an initial U.S. federal income tax basis equal to the value of the received shares at the time of the distribution.

The holding period of shares received in the Distribution will generally begin on the date of the Distribution, regardless of the U.S. Holder’s holding period in other shares of the Company it already owns.

Subject to the discussion of the PFIC rules below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of the Company’s common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the common stock is greater than one year at the time of the sale, exchange or other disposition. Long-term capital gain of a U.S. Non-Corporate Holder is taxable at preferential U.S. federal income tax rates. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

PFIC Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or a “PFIC”, for U.S. federal income tax purposes. In general, the Company will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such Holder held the Company’s common stock, either:

• at least 75% of the Company’s gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

• at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, such passive income.

For purposes of determining whether the Company is a PFIC, the Company will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by the Company in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute passive income unless the Company is treated under specific rules as deriving its rental income in the active conduct of a trade or business.

Based on the Company’s current operations and future projections, the Company does not believe that it is, nor does it expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, the Company’s belief is based principally on the position that, for purposes of determining whether the Company is a PFIC, the gross income the Company derives or is deemed to derive from the time chartering and voyage chartering activities of its wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, the Company believes that such income does not constitute passive income, and the assets that the Company or its wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, do not constitute assets that produce or are held for the production of passive income for purposes of determining whether the Company is a PFIC. The Company believes there is substantial legal authority supporting its position consisting of case law and Internal Revenue Service, or the “IRS”, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with this position. In addition, although the Company intends to conduct its affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of its operations will not change in the future.

As discussed more fully below, if the Company were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat the Company as a “Qualified Electing Fund,” which election is referred to as a “QEF Election.” As discussed below, as an alternative to making a QEF Election, a U.S. Holder should be able to make a “mark-to-market” election with respect to the common stock, which election is referred to as a “Mark-to-Market Election”. If the Company were to be treated as a PFIC, a U.S. Holder would be required to file with respect to taxable years ending on or after December 31, 2013 IRS Form 8621 to report certain information regarding the Company.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF Election, which U.S. Holder is referred to as an “Electing Holder”, the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of the Company’s ordinary earnings and net capital gain, if any, for the Company’s taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received by the Electing Holder from the Company. The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect amounts included in the Electing Holder’s income. Distributions received by an Electing Holder that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the common stock.

Taxation of U.S. Holders Making a Mark-to-Market Election

Alternatively, if the Company were to be treated as a PFIC for any taxable year and, as anticipated, the common stock is treated as “marketable stock,” a U.S. Holder would be allowed to make a Mark-to-Market Election with respect to the Company’s common stock. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such Holder’s adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the Mark-to-Market Election. A U.S. Holder’s tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election

Finally, if the Company were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF Election or a Mark-to-Market Election for that year, whom is referred to as a “Non-Electing Holder”, would be subject to special U.S. federal income tax rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three (3) preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of the common stock. Under these special rules:

• the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common stock;
• the amount allocated to the current taxable year and any taxable years before the Company became a PFIC would be taxed as ordinary income; and
• the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of the common stock. If a Non-Electing Holder who is an individual dies while owning the common stock, such Holder’s successor generally would not receive a step-up in tax basis with respect to such stock.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a holder will be subject to U.S. federal information reporting requirements. Such payments will also be subject to U.S. federal “backup withholding” if paid to a non-corporate U.S. Holder who:

• fails to provide an accurate taxpayer identification number;
• is notified by the IRS that he has failed to report all interest or dividends required to be shown on his U.S. federal income tax returns; or
• in certain circumstances, fails to comply with applicable certification requirements.

Backup withholding is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the taxpayer’s U.S. federal income tax liability by filing a refund claim with the IRS.

U.S. Holders who are individuals (and to the extent specified in applicable Treasury Regulations, certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations). Specified foreign financial assets would include, among other assets, shares of our common stock, unless the common stock is held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event a U.S. Holder who is an individual (and to the extent specified in applicable Treasury regulations, a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three (3) years after the date that the required information is filed.

INCORPORATION BY REFERENCE

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-256791 and 333-266999) that were filed with the U.S. Securities and Exchange Commission and became effective on July 9, 2021 and September 16, 2022, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: June 21, 2023	By:	/s/ Ioannis Zafirakis
Ioannis Zafirakis
Chief Financial Officer